245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 14, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity Strategic Dividend & Income Fund (the fund) Post-Effective Amendment No. 343

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 343 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund referenced above. This year, the fund’s Advisor class prospectuses have been consolidated into one combined prospectus.  Therefore, differences have not been tagged to reflect changes since the solo prospectuses were last filed.  All other prospectuses and SAIs have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 308.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of January 28, 2017.  We request your comments by December 14, 2016.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group